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                                                               Exhibit (a)(1)(x)

                       ECHELON STOCKHOLDERS TENDER SHARES

   New York City (March 8, 2000) - EIN Acquisition Corp. ("EIN Acquisition"), a wholly-owned subsidiary of ETA Holding LLC ("ETA Holding"), today announced that Echelon International Corporation ("Echelon") common stockholders have tendered 5,806,376 or 87.12 percent, of the outstanding Echelon shares under the terms of EIN Acquisition's tender offer, which, as extended, expired at midnight on Tuesday, March 7, 2000. At the expiration of the tender offer, 858,649 of the outstanding shares had not been tendered in the tender offer. EIN Acquisition has accepted for purchase all Echelon shares validly tendered and not withdrawn prior to the expiration of the offer. EIN Acquisition needed at least an 80-percent tender rate to move forward with its plans to acquire Echelon without scheduling a meeting of Echelon's stockholders.

   EIN Acquisition will complete the US $226-million acquisition by paying US $34.00 per share in cash for Echelon's common stock and stock options by March 9, 2000.